UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Subject Company (Issuer))

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Filing Person(s) (Issuer))

CLASS I SHARES AND CLASS II SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

102163102 AND 102163201
(CUSIP Number of Class of Securities)

Jeremy Held

Bow River Asset Management LLC

205 Detroit, Suite 800

Denver, Colorado

(303) 861-8466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

February 10, 2022

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.	SUMMARY TERM SHEET.

●

The Offer. Bow River Capital Evergreen Fund (the "Fund") is offering to repurchase, for cash, up to five percent (5%) of its Shares (as defined below) (or approximately 260,625 Class I Shares and 6,416 Class II Shares outstanding as of February 4, 2022) at a price equal to the net asset value ("NAV") as of the close of regular business hours on the New York Stock Exchange on the Repurchase Pricing Date (defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the two classes offered by the Fund designated as Class I Shares and Class II Shares that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on February 4, 2022, there was approximately $198,093,129 (or 5,212,509 Shares) and $4,875,619 (or 128,323 Shares) outstanding capital of the Fund held in Class I Shares and Class II Shares, respectively. The purpose of this offer is to provide a level of liquidity to shareholders of the Fund (“Shareholders”) given that no secondary market exists for these Shares. This offer is not conditioned on the tender of any minimum number of Shares. This offer is made subject to the terms and conditions made in this Offer and the Fund’s prospectus and statement of additional information.

A Shareholder may tender all or some of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $100,000 for Class I Shares and $25,000 for Class II Shares. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. See Item 4.

●

Net Asset Value. The NAV per Class I Share and Class II Share as of the close of business on February 4, 2022 was $38.00 and $38.00, respectively. The NAV at which the Fund will repurchase Shares will not be calculated until the Repurchase Pricing Date (defined below). The NAV can fluctuate. Therefore, the NAV on the Repurchase Pricing Date may be higher or lower than the NAV stated above or the date on which you return your Repurchase Offer Request Form. Further, the NAV at which Shares will be repurchased will be reduced to reflect any applicable early repurchase fee. See “Payment for Shares Repurchased” below. The current NAV may be obtained by calling 888-330-3350 and asking for the most recent price. The Shares of the Fund are not traded on any organized market or securities exchange.

●

Repurchase Request Deadline. All Repurchase Offer Request Forms must be received in proper form by 11:59 p.m., Eastern Time, on March 11, 2022 (the “Repurchase Request Deadline”). Please allow an appropriate amount of time for your Repurchase Request Offer Form to reach the Fund. See “Repurchase Procedures” below.

●

Repurchase Pricing Date. The NAV used to calculate the repurchase price will be determined on March 18, 2022 (the “Repurchase Pricing Date”). This may be higher or lower than the NAV on the date on which you return your Repurchase Offer Request Form.

●

Payment for Shares Repurchased. The Fund will pay repurchase proceeds within seven (7) calendar days from the Repurchase Pricing Date. The Fund will not charge a repurchase fee unless you tender Shares for repurchase at any time prior to the day immediately preceding the one-year anniversary of your purchase of such Shares, in which case you will be charged a 2.00% early repurchase fee. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Additionally, if your Shares are held for you by your broker-dealer, or for your retirement plan by your retirement plan trustee or otherwise by a nominee, such person may charge a transaction fee for submitting a repurchase request for you.

●

Increase in Number of Shares Repurchased. Pro Rata Purchase. If Shareholders tender for repurchase more than five percent (5%) of the outstanding Shares of the Fund, the Fund may, but is not required to, repurchase up to an additional two percent (2%). If the Fund determines not to repurchase an additional two percent (2%) or Shareholders tender Shares in an amount exceeding the repurchase offer amount plus 2% of the outstanding Shares, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may (i) accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than one hundred Shares and who tender all of their Shares, before prorating Share tenders by others; or (ii) accept by lot Shares tendered by common Shareholders who tender all Shares held by them and who, when tendering their Shares, elect to have all or none or at least a minimum amount or none accepted, if the company first accepts Shares tendered by Shareholders who do not so elect. In addition, Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan will be treated the same as any other tendered Shares. There can be no assurance that the Fund will be able to repurchase all Shares that each Shareholder has tendered, even if all the Shares in a Shareholder’s account are tendered. In the event of an oversubscribed offer, the Fund may not be able to repurchase all Shares that you tender and you may have to wait until the next repurchase offer to tender the remaining Shares. Subsequent repurchase requests will not be given priority over other Shareholder requests. You may be subject to NAV fluctuation during the period between repurchase offers.

●	Withdrawal or Modification. Requests for the repurchase of Shares may be withdrawn or modified at any time prior to 11:59 p.m., Eastern Time, on March 11, 2022. See Item 4(a)(1)(vi).

●

Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone this Offer only by a vote of a majority of the members of the Board, including a majority of the independent Trustees, and only in the following limited circumstances: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Securities and Exchange Commission may by order permit for the protection of Shareholders of the Fund.

●

Repurchase Procedures. If a Shareholder would like the Fund to repurchase all or some of its Shares, it should complete, sign and return a Letter of Transmittal via (i) mail to Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator or (ii) fax to (816) 860-3140, so that it is received before 11:59 p.m., Eastern Time, on March 11, 2022. The value of the Shares is expected to change between February 4, 2022 (the last time prior to the date of this filing as of which net asset value was calculated) and the date as of which the value of the Shares being repurchased will be determined and the date as of which the repurchase will be effected. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from investment managers or service providers of the fund investments in which it invests, may contact UMBFS, at (888) 330-3350. or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is "Bow River Capital Evergreen Fund". The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (888) 330-3350.

(b) The title of the securities that are the subject of the Offer is "shares of beneficial interests," or portions thereof, in the Fund, and includes Class I Shares and Class II Shares. As of the close of business on February 4, 2022, there was approximately $198,093,129 and $4,875,619 outstanding in capital of the Fund held in Class I Shares and Class II Shares, respectively. Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated August 18, 2020 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is "Bow River Capital Evergreen Fund." The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 330-3350. The investment objective of the Fund is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential.

The Adviser of the Fund is Bow River Asset Management LLC (the “Adviser”). The principal executive office of the Adviser is located at 205 Detroit Street, Suite 800, Denver, Colorado 80206. The Trustees on the Fund’s board of Trustees (the "Board of Trustees") are Jeremy Held, Jeremy May, Jack Swift and Michael Imhoff. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 11, 2022 and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for repurchase will be the net asset value as of the close of business on March 18, 2022, after the reduction for any applicable early repurchase fee.

A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $100,000 for Class I Shares and $25,000 for Class II Shares, the Fund reserves the right, in its sole discretion, to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained. The amounts required to be paid by the Fund will be paid in cash.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on March 11, 2022. Shareholders that desire to tender Shares for repurchase must do so by that time.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Repurchase Request Deadline, to: (a) cancel the Offer in the circumstances set out in Item 1 above, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until March 11, 2022, Shareholders have the right to withdraw any tenders of their Shares. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, March 11, 2022 by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to April 8, 2022 (i.e., the date 40 business days or more from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives verbal notice to the tendering Shareholder of its election to purchase such Shares.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on March 11, 2022. The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by fax.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered when it gives verbal notice to the tendering Shareholder of its election to repurchase such Shares.

(ix) If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund prior to the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 1 above.

(x) If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund prior to the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) Shares are not to be purchased by any officer, trustee or affiliate of the Fund.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on April 30, 2020 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Agreement and Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Fund commenced investment operations on January 4, 2021 and has previously offered to repurchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with a required repurchase offer for the quarter ended June 2021.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Agreement and Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased. The Fund currently expects that it will accept purchases for Shares as of the first business day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees. Any securities acquired in connection with the Offer will be retired.

(c) None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). The Fund expects to utilize cash on hand and proceeds from the sale of portfolio holdings to meet a maximum repurchase amount of approximately $10.1 million. The Fund will maintain liquid assets equal to the repurchase offer amount from the time that Shareholder notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the repurchase offer amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 4, 2022, Jeremy May, Michael Imhoff, Jeremy Held, and Richard Wham, each beneficially owned 0.10%, 0.17%, 0.02%, and 0.41%, respectfully, of the Fund’s outstanding Class I Shares. As of February 4, 2022, Jeremy Held held 1.95% of the Fund’s outstanding Class II Shares. No other Fund Trustee or officer held any Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on January 4, 2021 and has a fiscal year end of March 31. Accordingly, reference is made to the audited annual financial statements  of the Fund for the annual period ended March 31, 2021, which were filed with the Securities and Exchange Commission ("SEC") on Form N-CSR on June 9, 2021 (File number 811-23566), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Shareholders on or about May 31, 2021. In addition, Shareholders may also access and request the audited financial statements by visiting the Fund’s website, at bowriverevergreen.com.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per Share information.

(3) Not applicable.

(4) Class I NAV per Share $38.00 (February 4, 2022).

     Class II NAV per Share $38.00 (February 4, 2022).

(b)         The Fund's assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)         (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

 (b)       None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender. FILING FEES Calculation of the filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BOW RIVER CAPITAL EVERGREEN FUND

By:	/s/ Jeremy Held
	Name:	Jeremy Held
	Title:	President

February 10, 2022

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
FILING FEES	Calculation of the filing Fee Tables